Filed Pursuant to Rule 433
Registration No. 333-158105
August 26, 2009
SPDR Gold Shares: e-vite for “What’s Next for Gold? Gold and the Changing Economic Landscape” A State Street On-demand Webcast
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What’s Next for Gold? Gold and the Changing Economic Landscape A State Street On-demand Webcast As the economy improves, it’s more important than ever to make the most of your clients’ investments. And as volatility lingers, strategies that seek to reduce risk hedge inflation and position portfolios for growth are critical. While your clients probably think about gold as an investment for tough times State Street’s latest web-cast l1:^:; for Gold?, reveals that gold may serve as a wealth- preserving investment in both bull and bear markets. Hear from the World Gold Council. an organization of leading experts on gold investing about how gold may perform throughout the remainder of 2009. If you find this webcast helpful, we hope you’ll consider subscribing to receive future updates from State Street, including webcasts with industry experts client-ready presentations, and ETF product information Subscribe How! View Webcast ‘ About Agenda Speakers Related Info Register

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For Investment Professionals Only, Not for use with the public.
Shares of GLD trade like stocks, are subject to investment risk and will fluctuate in market value. Neither diversification nor asset allocation ensure a profit or guarantee against loss.
The value of the SPDR® Gold Shares relates directly to the value of the gold held by the SPDR® Gold Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that the historical performance of gold as a wealth preserving investment is not necessarily indicative of its future performance, that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the price of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, the SPDR® Gold Trust expects the value of an investment in the Shares to proportionately decline.
Shareholders of the SPDR® Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The SPDR® Gold Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither World Gold Trust Services, LLC nor the Trustee of the SPDR® Gold Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
The SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC with respect to the SPDR® Gold Shares to which this communication relates. Before you invest in SPDR® Gold Shares, you should read the prospectus in that registration statement and other documents the SPDR® Gold Trust has filed with the SEC for more complete information about the SPDR® Gold Shares. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the SPDR® Gold Trust or any Authorized Participant in respect of the SPDR® Gold Shares will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, Attn: SPDR® Gold Shares, One Lincoln Street, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the SPDR® Gold Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by State Street, a division of State Street Bank and Trust Company or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL McGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES [INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors.
Not FDIC Insured—No Bank Guarantee—May Lose Value.
© 2009 State Street Corporation. All Rights Reserved.
IBG-0639
Exp. Date: 4/30/2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.